UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For NEWS RELEASES FOR THE PERIOD OF NOVEMBER 30TH, 2002 TO DECEMBER 20TH, 2002

TRIANT TECHNOLOGIES INC.

(Exact name of Registrant as specified in it’s charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[X]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

___________________________________________

Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS :

Robert Heath, CEO / Mark Stephens, CFO

Van Negris / Philip J. Denning

Triant Technologies Inc.

Van Negris & Company, Inc.

250.754.4223

212.396.0606

mail@triant.com

info@vnegris.com

FOR IMMEDIATE RELEASE

CORPORATE UPDATE

VANCOUVER, CANADA – DECEMBER 12, 2002 – Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced key elements of its strategy for 2003.  These key elements include:

•

Increasing revenue through deeper penetration of existing accounts globally, opening up new accounts in Asia and Europe, moving to a direct sales business model in Europe and strengthening our direct sales efforts in the United States.

•

Establishing market dominance in certain geographic areas through aggressive pricing policies coupled with superior on-site customer support.

•

Focusing on building and selling specific tool-centric applications of our product to solve our customers’ tough manufacturing problems, thereby providing a solid ROI (Return on Investment) for the deployment of our solution.

•

Continuing to invest in the development of our next generation product so as to maintain our product and technical leadership.

•

Broadening our market potential by selling directly to OEMs (Original Equipment Manufacturers) on a non-exclusive basis.

Commenting on the strategy for 2003, Robert Heath, Chairman and CEO, stated, “We believe that our efforts to date provide a solid base for next year.  As previously reported, our revenue for the nine months ended September 30, 2002 reached $4.7 million with deferred revenue and backlog totaling $2.2 million at the end of the third quarter.  We are maintaining our fiscal outlook for 2002.  Looking ahead to 2003, we see continued significant revenue growth potential in Asia through the sale of ModelWare licenses, maintenance contracts and professional services”.

“The credibility gained by Triant from successful installation of its ModelWare product in eight-inch (200mm) wafer factories will be key to establishing penetration in the twelve-inch (300mm) wafer factories of the same manufacturers.  We are excited about the capabilities of our new Engineering Center in Vancouver, which will produce two major product releases in 2003, further enhancing the technical lead Triant enjoys in the market”.

“ModelWare is deployed on more than 3000 pieces of equipment in major semiconductor manufacturers around the world making Triant the leading supplier of fault detection software.  This leadership puts us in a enviable position from which to grow our business despite the severe challenges the semiconductor industry is currently facing.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment heath monitoring, advanced fault detection and sophisticated data analysis technology.  Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries.  Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process.  To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWareR / RT, an equipment heath monitoring and advanced fault detection software solution, based on its core UPM technology.  More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties.  The company’s actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company’s control.  Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statement s are made.

Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS :

Robert Heath, CEO / Mark Stephens, CFO

Van Negris / Philip J. Denning

Triant Technologies Inc.

Van Negris & Company, Inc.

250.754.4223

212.396.0606

mail@triant.com

info@vnegris.com

FOR IMMEDIATE RELEASE

OEM AND DISRIBUTION CHANNEL UPDATE

VANCOUVER, CANADA – DECEMBER 19, 2002 – Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced the following OEM and distribution channel update:

•

Applied Materials has elected to continue its appointment as a VAR (Value-Added Reseller) for Triant on a non-exclusive basis.  This OEM (Original Equipment Manufacturer) agreement had previously been on an exclusive basis as originally announced on June 15, 1999.  With this change, Triant can now broaden its market potential by selling directly to other OEMs on a non-exclusive basis.  Triant has had several other OEMs express interest in working with Triant.

•

Triant will be moving to a direct sales and support business model in Europe, effective January 1, 2003, to replace its current exclusive European distributor and to better service the needs of its customers.  Triant has already hired local staff in Europe to provide a high-level of on-site service and support to our European customers.

Robert Heath, Chairman and CEO, commented, “We believe that this change in our OEM strategy is a good move for Triant as it will potentially open up the opportunity for Triant to work with many different OEMs, some of which have already expressed an interest in working with us.  In addition, we believe the feedback from our customers on this change will be positive.  We remain committed to continuing to work with Applied Materials and in meeting their on-going needs”.

“We also believe that moving to a direct sales and support business model in Europe will offer us significant cost advantages without sacrificing the high level of service and support Triant is noted for”.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment heath monitoring, advanced fault detection and sophisticated data analysis technology.  Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries.  Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process.  To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWareR / RT, an equipment heath monitoring and advanced fault detection software solution, based on its core UPM technology.  More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties.  The company’s actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company’s control.  Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statement s are made.